EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

between

PERSEON CORPORATION

and

MEDLINK TECHNOLOGIES, LLC

dated as of

May 17, 2016

TABLE OF CONTENTS

Asset Purchase Agreement

This Asset Purchase Agreement (this “Agreement”), dated as of May 17, 2016, is entered into between Perseon Corporation, a Delaware corporation (“Seller”) and MedLink Technologies, LLC, a North Carolina limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller is engaged in the business of developing, manufacturing, marketing and servicing systems to treat cancer and benign diseases using its flagship product, MicroThermX (the “Business”);

WHEREAS, Seller intends to file a voluntary petition under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Utah (the “Bankruptcy Court”), which Bankruptcy Court will then commence a case to administer the bankruptcy of Seller (the “Bankruptcy Case”); and

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, substantially all the assets of the Business as defined herein, free and clear of liens, claims, encumbrances and interests pursuant to Section 363 of the Bankruptcy Code, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“363 Sale Motion” means a motion to be filed by Seller with the Bankruptcy Court seeking approval of the sale of the Purchased Assets pursuant to Section 363 of the Bankruptcy Code

“Affiliate” has the meaning set forth in Section 101 of the Bankruptcy Code.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 2.06.

“Assigned Contracts” has the meaning set forth in Section 2.01(b).

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.02(a)(ii).

“Assumed Liabilities” has the meaning set forth in Section 2.03.

“Auction” means the Auction for the sale of substantially all of the assets used by Seller in its operation of the Business, as to be scheduled by the Bankruptcy Court in the Bid Procedures Order.

“Bankruptcy Case” has the meaning set forth in the recitals.

“Bankruptcy Code” has the meaning set forth in the recitals.

“Bankruptcy Court” has the meaning set forth in the recitals.

“Bid Procedures Motion” means that certain motion to be filed by Seller seeking Bankruptcy Court approval of certain bidding procedures to be used in the Auction.

“Bid Procedures Order” means that certain order to be entered by the Bankruptcy Court approving the bidding procedures set forth in the Bid Procedures Motion.

“Bill of Sale” has the meaning set forth in Section 3.02(a)(i).

“Business” has the meaning set forth in the recitals.

“Buyer” has the meaning set forth in the preamble.

“Buyer’s Bid Date” has the meaning set forth in Section 2.07.

“Buyer’s Bid Deposit” has the meaning set forth in Section 2.07.

“Buyer Closing Certificate” has the meaning set forth in Section 8.03(c).

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Collateral” means all property and interests in property and proceeds thereof now owned or hereafter acquired by Buyer including: (a) Accounts; (b) Chattel Paper; (c) Deposit Accounts; (d) Documents; (e) General Intangibles (other than as excluded below); (f) Goods; (g) Instruments; (h) Intellectual Property; (i) Inventory; (j) Investment Property; (k) Letter-of-Credit Rights; (l) all of Seller’s corporate and trade names and styles; (m) Supporting Obligations; and (n) all Proceeds of the foregoing, each as defined herein or in Article 5, Article 8 or Article 9, as applicable, of the Uniform Commercial Code as in effect in the State of Utah.  Notwithstanding the foregoing, and unless authorized by the Bankruptcy Court, Collateral shall not include: (i) Seller's real property interests (including fee real estate, leasehold interests and fixtures); (ii) any General Intangibles or other rights arising under any contracts, instruments, licenses, leases or other documents (each, a “Contract”) or any asset or property that is subject to any Contract thereof as to which the grant of a security interest would (A) constitute or result in the abandonment, invalidation or unenforceability of any right, title or interest of Seller under such Contracts, (B) constitute a violation of a valid and enforceable restriction in favor of a third party on such grant, unless and until any required consents shall have been obtained, (C) give any other party to such Contract the right to terminate its obligations thereunder or the Seller's use of such asset would result in a breach or violation of, or constitute a default under any such Contract, or (D) would result in the loss of use of such asset subject to any such Contract; (iii) any asset, the granting of a security interest in which would be void or illegal under any applicable governmental law, rule or regulation, or pursuant thereto would result in, or permit the termination of such asset or Seller's rights in such asset; or (iv) any claim or cause of action arising under sections 544, 545, 547, 548, 549, 553(b), 723(a) or 724(a) of the Bankruptcy Code, other than avoidance actions under Section 549 of the Bankruptcy Code to the extent any portion of the Collateral is transferred in a manner not authorized by the Bankruptcy Court or the Bankruptcy Code.

“Contracts” means all legally binding written contracts, leases, mortgages, licenses, instruments, notes, commitments, undertakings, indentures and other agreements.

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment or other similar encumbrance.

“Excluded Assets” has the meaning set forth in Section 2.02.

“Excluded Liabilities” means all liabilities of Seller other than the Assumed Liabilities.

“Executory Contracts” has the meaning set forth in Section 2.01(b).

“FDA” means the U.S. Food and Drug Administration.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Unit.

“Governmental Unit” has the meaning set forth in Section 101 of the Bankruptcy Code.

“Intellectual Property” has the meaning set forth in Section 101 of the Bankruptcy Code and also includes Know-How of the Business and Perseon’s U.S. patent applications and letters patents, including (a) all divisionals, continuations and continuation-in-part applications that claim priority to any of the applications; (b) any  foreign application corresponding to any  application identified in (a) or other application, as well as any utility models and future reissues, re-examinations, extensions, continuations, continuations-in-part, divisions or substitute patent applications of the inventions as described in the patents and applications; and (c) each patent that issues or reissues from any application or patent.

“Intellectual Property Agreements” means all licenses, sublicenses and other agreements by or through which other Persons grant Seller or Seller grants any other Persons any exclusive or non-exclusive rights or interests in or to any Intellectual Property that is used primarily in connection with the Business.

“Intellectual Property Assets” means all Intellectual Property that is owned by Seller and primarily used in connection with the Business.

“Intellectual Property Assignment” has the meaning set forth in Section 3.02(a)(iii).

“Know-How” means the technical information and other knowledge in Seller’s records and possession associated with the Business (including trade secrets), drawings and other material relevant to manufacture, develop, improve, enhance, modify, or reformulate the Intellectual Property Assets or derivative works therefrom, and market the business associated with the Intellectual Property Assets.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Unit.

“Permits” means all permits, licenses, franchises, approvals, authorizations and consents required to be obtained from Governmental Units, including but not limited to the FDA.

“Person” has the meaning set forth in Section 101 of the Bankruptcy Code.

“Purchase Price” has the meaning set forth in Section 2.05.

“Purchased Assets” has the meaning set forth in Section 2.01.

“Quality Systems” means the documentation, records, training materials and procedures maintained by Seller to govern the methods used in, and the facilities and controls used for, the design, manufacture, packagin, labeling, storage, installation, and servicing of all finished medical devices intended for human use.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Sale Approval Order” means an order entered by the Bankruptcy Court approving the sale of the Purchased Assets pursuant to Section 363 of the Bankruptcy Code.

“Seller” has the meaning set forth in the preamble.

“Seller Closing Certificate” has the meaning set forth in Section 8.02(c).

“Seller's Knowledge” or any other similar knowledge qualification, means the actual knowledge of Clinton E. Carnell Jr. or David Green.

“Signature Date” means the date of signature of this Agreement by the party last signing it.

“Successful Bidder” has the meaning set forth in the Bid Procedures Motion.

“Tangible Personal Property” has the meaning set forth in Section 2.01(e).

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the 363 Sale Motion, the Bid Procedures Motion, and the other agreements, instruments and documents required to be delivered at the Closing.

ARTICLE II.
PURCHASE AND SALE

Section 2.01  Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, free and clear of all Encumbrances, all of Seller's right, title and interest in, to all of the assets, properties and rights of Seller, to the extent that such assets, properties and rights exist as of the Closing Date and primarily relate to the Business (collectively, the “Purchased Assets”):

(a)           all inventory, finished goods, raw materials, work in progress, Quality Systems and all associated records and documentation, packaging, supplies, parts and other inventories of the Business;

(b)           all Contracts set forth on Section 2.01(b) of the Disclosure Schedules (the “Executory Contracts”), and the Intellectual Property Agreements set forth on Section 2.01(b) of the Disclosure Schedules (collectively, the “Assigned Contracts”);

(c)           all accounts or notes receivable of the Business together with all prepaid credits, advance payments, security deposits, charges, sums and fees to the extent related to the Business and the Purchased Assets except the cash deposit Seller has paid to secure company credit cards, D&O and commercial insurance prepaids and deposits, rental lease deposits including storage units, tax refunds and retainers and deposits for professionals including attorneys and accountants;

(d)           Know-How of the Business in Seller’s records and possession, and all Intellectual Property Assets, including but not limited to (i) all trade names and styles of Seller including the trade name “Perseon Corporation,” (ii) all of Seller’s URL’s including the internet domain at http://www.perseonmedical.com, and (iii) the Intellectual Property Assets listed on Section 2.01(d) of the Disclosure Schedules;

(e)           all approvals, permits, licenses and other authorities from the FDA related to the Business;

(f)           all furniture, fixtures, equipment, supplies and other tangible personal property of the Business listed on Section 2.01(f) of the Disclosure Schedules (the “Tangible Personal Property”);

(g)           all Permits listed on Section 2.01(g) of the Disclosure Schedules;

(h)           all of Seller's rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

(i)           copies of all (i) books and records, including books of account, ledgers and general, financial and accounting records for the period beginning January 1, 2015 to the date hereof, other than books and records set forth in Section 2.02(c), and (ii) machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Unit), sales material and records, strategic plans, internal financial statements and marketing and promotional surveys, material and research, that primarily relate to the Business or the Purchased Assets; and

(j)           all goodwill associated with any of the assets described in the foregoing clauses.

Section 2.02  Excluded Assets. Other than the Purchased Assets subject to Section 2.01, Buyer expressly understands and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, any other assets or properties of Seller, and all such other assets and properties shall be excluded from the Purchased Assets (the “Excluded Assets”). Excluded Assets include the following assets and properties of Seller:

(a)           all cash and cash equivalents, bank accounts and securities of Seller;

(b)           all Contracts that are not Assigned Contracts;

(c)           the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller, all employee-related or employee benefit-related files or records, and any other books and records which Seller is prohibited from disclosing or transferring to Buyer under applicable Law and is required by applicable Law to retain;

(d)           all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(e)           all Tax assets (including duty and Tax refunds and prepayments) of Seller;

(f)           all rights to any action, suit or claim of any nature available to or being pursued by Seller, whether arising by way of counterclaim or otherwise;

(g)           all accounting software and computer systems; and

(h)           the rights which accrue or will accrue to Seller under the Transaction Documents.

Section 2.03  Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge when due any and all liabilities and obligations of Seller arising out of or relating to the Business or the Purchased Assets on or after the Closing, other than the Excluded Liabilities (collectively, the "Assumed Liabilities"), including, without limitation, the following:

(a)           all liabilities and obligations arising under or relating to the Assigned Contracts;

(b)           all liabilities and obligations for Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities prorated for any taxable period (or portion thereof) arising on or after the Closing Date; and

(c)           all other liabilities and obligations arising out of or relating to Buyer's ownership or operation of the Business and the Purchased Assets on or after the Closing.

Section 2.04  Excluded Liabilities.  Buyer shall not assume and shall not be responsible to pay, perform or discharge the Excluded Liabilities.

Section 2.05  Purchase Price. The aggregate purchase price for the Purchased Assets shall be $4,350,000.00 (the “Purchase Price”), plus the assumption of the Assumed Liabilities. The Purchase Price shall include the amount of Buyer’s Bid Deposit. The Purchase Price shall be paid by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer no later than two (2) days prior to the Closing Date.

Section 2.06  Allocation of Purchase Price. The Purchase Price (including any Assumed Liabilities treated as consideration for the Purchased Assets for Tax purposes) shall be allocated among the Purchased Assets as proposed in writing by Buyer and approved by Seller prior to the Closing Date (the “Allocation Schedule”). Seller and Buyer agree to file their respective IRS Forms 8594 and all federal, state and local Tax Returns in accordance with the Allocation Schedule.

Section 2.07  Buyer’s Bid Deposit. As described in the Bid Procedures Order, Buyer shall be obliged to make payment as a bid deposit to the Seller of $850,000 (“Buyer's Bid Deposit”) by wire transfer of immediately available funds to an account designated in writing by the Seller not later than five (5) days after the Signature Date. Upon entry of the Bid Procedures Order, Seller shall be permitted to use Buyer’s Bid Deposit to fund its operations during the pendency of the Bankruptcy Case.  Unless Buyer is the winning bidder for the Purchased Assets at the Auction, to the extent this Agreement is terminated in accordance with Section 9.01. Seller shall be obligated to return Buyer’s Bid Deposit to Buyer within five (5) days of the termination of this Agreement plus pay five percent (5%) interest on any amounts of Buyer’s Bid Deposit used by Seller to fund its operations from the date of the deposit of Buyer’s Bid Deposit until the date of termination of this Agreement in accordance with Section 9.01 (“Seller’s Repayment Obligation”).  Buyer’s Bid Deposit shall be secured by a senior secured, super-priority lien in the Collateral.  This security interest shall be perfected upon the entry of the Bid Procedures Order without the need for the Seller or the Buyer to file any UCC-1 financing statements, notices of lien or any similar document to perfect its security interests under the UCC.  Upon the entry of the Bid Procedures Order, the security interests created under this Agreement shall constitute perfected security interests in the Collateral in favor of the Buyer senior and prior to all other liens.  Upon the payment in full in cash of Seller’s Repayment Obligation, the security interests granted herein shall automatically terminate with respect to all of the

Collateral. Upon any such termination, the Buyer will, at the Seller’s sole expense, deliver to the Seller, without any representations, warranties or recourse of any kind whatsoever, all Collateral held by the Buyer hereunder, and execute and deliver to the Seller such documents as the Seller shall reasonably request to evidence such termination.

ARTICLE III.
CLOSING

Section 3.01  Closing.  Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Dorsey & Whitney LLP, 136 S. Main St, Suite 1000, Salt Lake City, UT 84101 on the day after all of the conditions to Closing set forth in Article VIII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date”.

Section 3.02  Closing Deliverables.

(a)           At the Closing, Seller shall deliver to Buyer the following:

(i)           a bill of sale in a form mutually acceptable to Buyer and Seller (the “Bill of Sale”) and duly executed by Seller, transferring the Tangible Personal Property included in the Purchased Assets to Buyer;

(ii)           an assignment and assumption agreement in a form mutually acceptable to Buyer and Seller (the “Assignment and Assumption Agreement”) and duly executed by Seller, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;

(iii)           an assignment agreement in a form mutually acceptable to Buyer and Seller, and duly executed by Seller, effecting the assignment of the Intellectual Property Assignments to Buyer (the “Intellectual Property Assignment”).

(iv)           the Seller Closing Certificate; and

(v)           such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may reasonably be required to give effect to this Agreement.

(b)           At the Closing, Buyer shall deliver to Seller the following:

(i)           the Purchase Price;

(ii)           the Assignment and Assumption Agreement duly executed by Buyer; and

(iii)           the Buyer Closing Certificate.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01  Organization and Qualification of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as currently conducted.

Section 4.02  Authority of Seller. Subject to approval of the Bankruptcy Court, Seller has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.03  Title to Purchased Assets.  Subject to approval of the Bankruptcy Court pursuant to the Sale Approval Order and upon satisfaction of Seller’s Repayment Obligation, Seller has the legal right and authority to sell, convey and transfer the Purchased Assets, free and clear of Encumbrances.

Section 4.04  No Other Representations and Warranties. Seller conveys the Purchased Assets as-is, where-is and if-is, and disclaims any representation or warranty arising from statute or otherwise in Law, including any warranty of merchantability or fitness for a particular purpose.  Except for statements contained in this Article IV (including the related portions of the Disclosure Schedules), neither Seller nor any other Person has made or makes any express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information regarding the Purchased Assets furnished or made available to Buyer and its Representatives (including any information, documents or material made available to Buyer in any form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Business or the Purchased Assets.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article V are true and correct as of the date hereof.

Section 5.01  Organization and Authority of Buyer. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of North Carolina.

Section 5.02  Authority of Buyer.  Buyer has all necessary limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.03  No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of formation, by-laws, or other similar organizational documents of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyer's ability to consummate the transactions contemplated hereby. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Unit is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 5.04  Sufficiency of Funds.  Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 5.05  Solvency. Immediately after giving effect to the transactions contemplated hereby, Buyer shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyer or Seller. In connection with the transactions contemplated hereby, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

Section 5.06  Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Business and the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article IV of this Agreement (including related portions of the Disclosure Schedules); and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Business, the Purchased Assets or this Agreement, except as expressly set forth in Article IV of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE VI.
BANKRUPTCY COURT PROCEEDINGS

Section 6.01  Bidding Procedures.  Promptly upon the filing of the Bankruptcy Case, Seller shall file the Bid Procedures Motion with the Bankruptcy Court, after which the Court will enter the Bid Procedures Order approving the bid procedures proposed in the Bid Procedures Motion.  Buyer has reviewed the Bid Procedures Motion and finds its form and terms acceptable. Seller understands and agrees that Buyer’s willingness to enter into the transactions contemplated herein are conditioned upon the prompt filing with and approval by the Bankruptcy Court of the Bid Procedures Motion.

Section 6.02  Bid Protections.  The Bid Procedures Motion shall provide, among other things:

(a)           Buyer shall be the stalking horse bidder for substantially all of the assets of Seller;

(b)           If Buyer is not the successful bidder at the Auction, as approved by the Bankruptcy Court, because of a higher and better offer, then Buyer shall be paid at Closing a break-up fee of $217,500.00 (five percent (5%) of the stalking horse purchase price offered by Buyer);

(c)           To be a qualified bidder at the Auction, a bidder must make a $850,000 bid deposit accompanied by a written initial overbid offer (described in subpart (d) below), together with proof of ability to fund the total purchase price and an executed asset purchase agreement in form and substance substantially similar to this Agreement;

(d)           The initial overbid, if any, shall be no less than $100,000 higher than Buyer’s initial bid plus the break-up fee described in Section 6.02(b); and

(e)           Subsequent overbids, if any, shall be in increments of no less than $100,000.

Section 6.03  Assumption of Executory Contracts.  In connection with Buyer’s purchase of the Purchased Assets, Buyer wishes to assume the Executory Contracts.  Seller shall elect to assume the Executory Contracts and assign such assumed Executory Contracts to Buyer in accordance with the procedures set forth in Section 365 of the Bankruptcy Code.  As part of these procedures, Buyer, as assignee of the Executory Contracts, shall provide adequate assurance that any defaults under the Executory Contracts will be promptly cured and future obligations will be performed.  In order to provide adequate assurance, on or prior to the date Seller assumes and assigns the Executory Contracts, Buyer shall pay directly to counterparties all amounts necessary to cure any defaults under the Executory Contracts, up to an aggregate value not exceeding $50,000 on the Closing Date.  Buyer shall then perform all future obligations of Seller under the Executory Contracts in accordance with the terms thereof.

Section 6.04  Sale Approval Order.  The Sale Approval Order shall be reasonably acceptable in form and substance to Buyer and shall include provisions, among others (i) providing that Buyer shall not incur any liability as a successor to Seller unless such liability is expressly assumed and to the extent permitted by applicable law permanently enjoining each and every holder of any claim for such liabilities from commencing, continuing or otherwise pursuing or enforcing any remedy, claim, cause of action or encumbrance against Buyer or the Purchased Assets related thereto, (ii) approving the sale of the Purchased Assets to Buyer on the terms and conditions set forth in this Agreement, or such higher and better terms and conditions offered by Buyer at the Auction, and authorizing Seller to proceed with this transaction, (iii) stating that any objections timely filed with respect to the sale of the Purchased Assets, which have not been withdrawn, are overruled or the interests of such objections have been otherwise satisfied or adequately provided for by the Bankruptcy Court, (iv) finding that the Purchase Price represents fair value for the Purchased Assets, (v) finding that the sale is in the best interests of Seller’s estate and creditors, (vi) finding that Buyer is a good faith purchaser of the Purchased Assets under Section 363(m) of the Bankruptcy Code and that the provisions of Section 363(m) of the Bankruptcy Code have not been violated, (vii) providing that the sale of the Purchased Assets to Buyer shall be free and clear of all liens, claims, interests, obligations and encumbrances whatsoever under Section 363 of the Bankruptcy Code and any other applicable sections of the Bankruptcy Code, (viii) providing that the Bankruptcy Court shall retain jurisdiction for the purpose of enforcing the provisions of the Sale Approval Order including, without limitation, compelling delivery of the Purchased Assets to Buyer and protecting Buyer against any liens, claims, interests, obligations and encumbrances against Seller or the Purchased Assets, and (ix) authorizing and directing Seller to execute, deliver, perform under, consummate and implement this Agreement, together with all additional instruments and documents that may be reasonably necessary or desirable to implement the foregoing.  Seller shall use commercially reasonable efforts to obtain entry of the Sale Approval Order in the form described hereto.  To the extent that there is any inconsistency between this paragraph and the Sale Approval Order, the Sale Approval Order shall govern.

ARTICLE VII.
COVENANTS

Section 7.01  Conduct of Business Prior to the Closing.  To the extent permitted by orders and directives of the Bankruptcy Court and applicable provisions of the Bankruptcy Code, between the date of this Agreement and the Closing, Seller shall use its commercially reasonable efforts to preserve and maintain the Purchased Assets.  Seller shall consult with Buyer prior to implementing any decisions reasonably anticipated to materially and adversely affect any of the Purchased Assets.

Section 7.02  Other Bankruptcy Covenants.  Seller shall promptly make all filings, take all actions, and use commercially reasonable efforts to obtain any and all other approvals and orders necessary or appropriate for consummation of the sale of the Purchased Assets consistent with the terms of this Agreement.  In the event that any third party appeals, or requests a stay pending appeal, from any order relating to the transaction, Seller shall promptly notify Buyer of such appeal or stay request.  Seller shall also provide Buyer with written notice of any motion, application, brief or other pleading filed in connection with any appeal relating to the transactions contemplated hereunder.  Neither party shall willfully take any action that could reasonably be expected to have the effect of delaying, impairing or impeding the receipt of any authorizations, orders and approvals of the Bankruptcy Court.

Section 7.03  Closing Conditions.  From the date hereof until the Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the conditions to closing set forth in Article VIII hereof.

Section 7.04  Notices.  Seller shall provide all notices required under the Bankruptcy Code to all parties in interest to the Bankruptcy Case, including notices of the pendency of and all hearings before the Bankruptcy Court regarding the motions for entry of the Sale Approval Order and to assume the Executory Contracts.

ARTICLE VIII.
CONDITIONS TO CLOSING

Section 8.01  Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)           The Bankruptcy Court shall have entered a final order granting Seller’s motion for entry of the Sale Approval Order.

(b)           No Governmental Unit shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(c)           During the course of the Bankruptcy Case until Closing, Seller shall have paid on a current basis all sums due to the vendors and employees listed on Section 8.01(c) of the Disclosure Schedules.

(d)           Buyer shall have received all consents, authorizations, orders and approvals from the Governmental Units referred to in Section 5.03, in each case, in form and substance reasonably satisfactory to Buyer and Seller, and no such consent, authorization, order and approval shall have been revoked.

Section 8.02  Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer's waiver, at or prior to the Closing, of each of the following conditions:

(a)           Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(b)           Seller shall have delivered to Buyer duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 3.02(a).

(c)           Seller shall have delivered a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied (the “Seller Closing Certificate”).

Section 8.03  Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller's waiver, at or prior to the Closing, of each of the following conditions:

(a)           Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(b)           Buyer shall have delivered to Seller the Purchase Price, duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 3.02(b).

(c)           Buyer shall have delivered a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied (the “Buyer Closing Certificate”).

ARTICLE IX.
TERMINATION

Section 9.01  Termination. This Agreement may be terminated at any time prior to the Closing:

(a)           by the mutual written consent of Seller and Buyer;

(b)           by Seller if Buyer is not the Successful Bidder at the Auction;

(c)           by Seller by written notice to Buyer if Seller is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VIII and such breach, inaccuracy or failure cannot be cured by Buyer within 30 days after written notice of such breach; or

(d)           by Buyer or Seller in the event that:

(i)           the Bankruptcy Court denies, without opportunity to cure deficiencies, Seller’s Bid Procedures Motion, motion for entry of the Sale Approval Order;

(ii)           the Bankruptcy Case is dismissed by the Bankruptcy Court or converted to a Chapter 7 case;

(iii)           there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(iv)           any Governmental Unit shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement.

Section 9.02  Effect of Termination.  Other than the parties’ obligations under Section 2.07 and Section 10.02, the provisions of this Agreement shall not survive termination of this Agreement.

ARTICLE X.
MISCELLANEOUS

Section 10.01  Survival.  Seller’s statements, covenants and agreements contained in this Agreement shall not survive the Closing Date.

Section 10.02  Expenses.  Except as otherwise expressly provided, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred. For the avoidance of doubt, Buyer shall not be liable for any costs or expenses in relation to the Bankruptcy Case.

Section 10.03  Timing.  All references to “days” or other timing methods or procedures in this Agreement shall be subject to Rule 9006 of the Federal Rules of Bankruptcy Procedure.

Section 10.04  Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.04:

If to Seller:	Perseon Corporation 391 Chipeta Way Salt Lake City, UT 84108 E-mail: ccarnell@perseonmedical.com dgreen@perseonmedical.com Attention: Clinton E. Carnell Jr. David Green
with a copy to:	Dorsey & Whitney LLP 136 S. Main St., Suite 1000 Salt Lake City, UT 84101 Facsimile: (801) 933-7373 E-mail: taylor.nolan@dorsey.com Attention: Nolan S. Taylor
If to Buyer:	MedLink Technologies, LLC 16 Portofino Place Durham, NC 27707 E-mail: David@medlinktechnologies.com Attention: David Chen
with a copy to:	Troutman Sanders LLP 5 Park Plaza, Suite 1400 Irvine, CA 92614 Facsimile: 949-622-2739 Email: penelope.parmes@troutmansanders.com Attention: Penelope Parmes

Section 10.05  Interpretation.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Disclosure Schedules mean the Articles and Sections of, and Disclosure Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 10.06  Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.07  Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.08  Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.09  Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.10  No Third Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.11  Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto and, as necessary, approved by the Bankruptcy Court. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.12  Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah and the Bankruptcy Code without giving effect to any choice or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction). Any dispute regarding the interpretation or enforcement of this Agreement shall be heard by the Bankruptcy Court, applying the laws of the State of Utah, and the parties hereby irrevocably consent to the jurisdiction of the Bankruptcy Court for all such matters.

Section 10.13  Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 10.14  Non-recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PERSEON CORPORATION

By: /s/ Clinton E. Carnell Jr.
Name: Clinton E. Carnell Jr.
Title: CEO

MEDLINK TECHNOLOGIES, LLC

By: /s/ David Chen

Name: David Chen
Title: Director